UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to
Commission file number 0-20570

A. FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER NAMED BELOW:
IAC/InterActiveCorp Retirement Savings Plan
B. NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:
IAC/InterActiveCorp
555 West 18th Street
New York, New York 10011

REQUIRED INFORMATION
1.    Not applicable.
2.    Not applicable.
3.    Not applicable.
4.    The IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) is subject to the requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”). Attached hereto as Appendix I is a copy of the most recent financial statements and supplemental schedule of the Plan prepared in accordance with the financial reporting requirements of ERISA.
EXHIBIT INDEX
23.1    Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

i

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 19, 2015		IAC/InterActiveCorp Retirement Savings Plan

	By:	/s/ MICHAEL H. SCHWERDTMAN
Senior Vice President and Controller (Chief Accounting Officer) IAC/InterActiveCorp

Appendix I
Financial Statements and Supplemental Schedule
IAC/InterActiveCorp Retirement Savings Plan—December 31, 2014 and 2013 and Year Ended December 31, 2014 with Report of Independent Registered Public Accounting Firm.

IAC/InterActiveCorp Retirement Savings Plan
Table of Contents

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013	2
Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	3
Notes to Financial Statements	4

Supplemental Schedule:
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014	11

Exhibit:
Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

The Administrative Committee
IAC/InterActiveCorp Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the IAC/InterActiveCorp Retirement Savings Plan at December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the IAC/InterActiveCorp Retirement Savings Plan's financial statements. The information in the supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether such supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ ERNST & YOUNG LLP

New York, New York June 19, 2015

IAC/InterActiveCorp Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2014	2013
Assets
Cash	$6,727	$3,750
Investments, at fair value	189,206,363	168,674,785
Receivables:
Notes receivable from participants	1,886,421	1,617,378
Net assets available for benefits, at fair value	191,099,511	170,295,913
Adjustment from fair value to contract value for interest in a common collective trust fund related to fully benefit-responsive investment contracts	(319,018)	(101,693)
Net assets available for benefits	$190,780,493	$170,194,220
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2014
Additions to net assets attributed to:
Contributions:
Participant	$19,889,632
Employer, net of forfeitures	7,280,598
Participant rollover	2,610,489
Total contributions	29,780,719
Investment income:
Dividend, interest and other income	8,582,521
Net realized and unrealized appreciation in fair value of Plan investments	1,079,482
Total investment income	9,662,003
Net additions	39,442,722
Deductions from net assets attributed to:
Benefits paid to participants	18,723,936
Administrative expenses	132,513
Total deductions	18,856,449
Net increase	20,586,273
Net assets available for benefits—beginning of year	170,194,220
Net assets available for benefits—end of year	$190,780,493
See accompanying Notes to Financial Statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements

Note 1 — Description of the Plan
The following description of the IAC/InterActiveCorp Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering substantially all employees of IAC/InterActiveCorp (“IAC” or the “Company”) and certain affiliated companies. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Contributions
Participants can make pre-tax contributions, after-tax contributions and/or Roth 401(k) contributions ranging from 1% to 50%, in each case, of their compensation (as defined in the Plan document) through payroll deductions. Participant contributions are subject to the annual limitation established by the Internal Revenue Service (“IRS”). For 2014, the IRS limited the annual tax-deferred contribution to $17,500 for each participant. The Plan allows participants age 50 or older to make additional tax-deferred catch up contributions. For 2014, the IRS limited these annual catch up contributions to $5,500 for each participant. Other IRS limits exist for certain highly compensated employees participating in the Plan. The Plan permits rollover contributions, including Roth rollovers, from other qualified plans; however, rollover contributions are not eligible for the Company matching contribution. Participants can direct their contributions to any of the Plan’s investment options and may generally change their investment options on a daily basis. Employees who are 18 years of age or older are eligible to participate upon commencement of service (as defined in the Plan document).
All newly hired employees of the Company are automatically enrolled in the Plan, with pre-tax contributions of 6% directed into the various T. Rowe Price Retirement Funds based on their expected year of retirement commencing approximately 90 days after the date of their first paycheck. Newly hired employees are notified of their automatic enrollment in advance and may elect to change their investment option, contribution percentage or not to participate in the Plan prior to the first automatic deferral.
The Company contributes an amount equal to 50% of the first 6% of compensation that a participant contributes in each payroll period to the Plan. The Company may also make a discretionary contribution of funds annually, which, if applicable, would be determined by the Company’s Board of Directors (or a Committee thereof). For the years ended December 31, 2014 and 2013, the Company made discretionary contributions of $495,344 and $370,159, respectively, to the Plan, which was fully funded from Plan forfeitures. The discretionary contributions were made by the Company, subsequent to the Plan's year end, as some participants elected to make their own contributions at a pace that did not allow them to maximize the full benefit of the Company match. Company matching contributions and discretionary contributions are directed to the investment options of the Plan based upon the respective participant’s investment election.
Participant Accounts and Allocations
Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and the Company’s discretionary contribution, if any, as well as an allocation of Plan earnings (losses). Allocations of Plan earnings (losses) are based on participant account balances in relation to total fund account balances, as defined in the Plan document. Fees charged for participant loans and distributions are allocated directly to that participant’s account. The benefit to which each participant is entitled is the vested portion of each such participant’s account.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Vesting
Participant contributions are fully vested at the time of contribution. Generally, participants are 100% vested in the Company matching contributions (plus earnings thereon) after two years of credited service. Certain participants who were employees in plans that were merged into the Plan have different vesting periods for Company matching contributions. In these cases, participants should refer to the applicable merged Plan documents for a complete description of vesting provisions.
Forfeitures
Company matching contributions that do not vest become forfeitures. Forfeitures are first made available to reinstate previously forfeited account balances of qualifying participants who have left the Company and have subsequently returned, in accordance with applicable law. Remaining amounts, if any, are used to reduce prospective Company matching contributions and discretionary contributions, and to pay Plan expenses. Cumulative forfeited non-vested accounts totaled $778,284 and $423,682 at December 31, 2014 and 2013, respectively. The amount of forfeitures used to reduce the Company's discretionary contributions at December 31, 2014 and 2013 totaled $495,344 and $370,159, respectively.
Notes Receivable from Participants
Generally, participants may borrow from their accounts a minimum of $1,000, up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. With the exception of loans used to purchase a primary residence, which can have terms of up to 15 years, loan terms are limited to a maximum of five years. Any loans that have been transferred into the Plan from a previous plan are subject to the initial terms of the loan. Loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with commercial prevailing rates as determined by the Plan Administrator. Principal and interest are paid ratably through regular payroll deductions. Upon termination of employment, any outstanding loans are due and payable within 90 days following the termination date. At both December 31, 2014 and 2013, interest rates on outstanding loans range from 4.25% to 5.50%, with maturity dates through July 30, 2028.
Payment of Benefits
Upon retirement, termination of employment, death, disability, financial hardship or attainment of age 59 1/2, participant vested accounts are distributable in the form of a lump sum payment or substantially equal installments of cash as previously elected by the participant in accordance with applicable law and the Plan. Participant vested account balances of more than $5,000 may be left in the Plan as previously elected by the participant in accordance with applicable law and the Plan. Participant distributions may not be deferred past April 1 of the calendar year following the year in which the participant attains age 70 1/2. Participant vested account balances of less than $5,000 but more than $1,000 may be automatically rolled over into an individual retirement account unless the participant elects otherwise. Participant vested account balances of $1,000 or less will be automatically distributed in a lump sum. Participants reaching the age of 59 1/2 may elect to withdraw some or all of their vested account balance while still employed. Participants’ pre-tax contributions may be withdrawn earlier, subject to certain hardship withdrawal provisions of the Plan. Generally, participants who have made after-tax contributions may elect to withdraw some or all of their vested account balance with no limit on the number of withdrawals of this type.
Plan Termination
Although the Company has expressed no intent to terminate the Plan, in the event that the Plan is terminated by the Company, all amounts credited to the participants’ accounts would become 100% vested and the net assets would be distributed to participants.
Administrative Expenses
Substantially all of the administrative expenses are borne by the Plan unless the Company elects to pay such expenses.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 2 — Summary of Significant Accounting Policies
Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting.
The Plan holds shares of a common collective trust that has investments in fully benefit-responsive investment contracts. These investment contracts are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The accompanying statements of net assets available for benefits present the fair value of the investment as well as the adjustment of the investment in the common collective trust fund from fair value to contract value related to fully benefit-responsive investment contracts. The accompanying statement of changes in net assets available for benefits is prepared on a contract value basis.
Use of Estimates
The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates, judgments and assumptions that impact the reported amounts in the financial statements and the accompanying notes. Actual results could differ from these estimates.
Investment Valuation and Income (Loss) Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.
Purchases and sales of investments are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.
Notes Receivable from Participants
Notes receivable from participants are recorded at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based on the terms of the Plan document. No allowance for credit losses has been recorded as of December 31, 2014 and 2013.
Benefit Payments
Benefit payments are recorded when paid.
Recent Accounting Pronouncement
In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent).  ASU 2015-07 eliminates the requirement to categorize investments measured using the net asset value (“NAV”) practical expedient in the fair value hierarchy table.  Entities will be required to disclose the fair value of investments measured using the NAV practical expedient so that financial statement users can reconcile amounts reported in the fair value hierarchy table to amounts reported on the balance sheet.  The new guidance will be applied retrospectively and is effective for fiscal years beginning after December 15, 2015, with early adoption permitted.  The adoption of this standards update is not expected to have a material impact on the Plan’s financial statements.

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 3 — Investments
The Plan’s investments (including investments purchased, sold and held during the year) appreciated (depreciated) in fair value as follows:

Year Ended December 31, 2014
Investments in registered investment companies	$1,343,263
Investment in common collective trust fund	187,136
Investment in IAC/InterActiveCorp common stock	(450,917)
Total net realized and unrealized appreciation in fair value of Plan investments	$1,079,482
Investments that represent 5% or more of the Plan’s net assets consist of:

	December 31,
	2014	2013
Schwab S&P 500 Index Fund	$22,540,443	$18,701,873
T. Rowe Price Retirement 2040 Fund	15,799,740	*
Fidelity Contra Fund	15,250,887	13,614,957
T. Rowe Price Retirement 2045 Fund	12,456,827	*
T. Rowe Price Retirement 2050 Fund	10,569,233	*
Reliance Trust Company Stable Value Fund	9,701,902	9,346,544
T. Rowe Price Retirement 2035 Fund	9,652,774	*
T. Rowe Price Retirement Advisor 2040 Fund	*	14,042,918
T. Rowe Price Retirement Advisor 2045 Fund	*	9,628,761
T. Rowe Price Retirement Advisor 2035 Fund	*	9,011,335
__________________
* Effective August 6, 2014, to reduce plan fees, changes were made to share classes of the T. Rowe Price Retirement Funds. Fund not available to participants in respective period.
Note 4 — Fair Value Measurements
The Plan categorizes its financial instruments measured at fair value into a fair value hierarchy that prioritizes the inputs used in determining the fair value of the asset or liability. The three levels of the fair value hierarchy are:

•	Level 1: Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.

•
Level 2: Other inputs which are observable directly or indirectly, such as quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active and inputs that are derived principally from or corroborated by observable market data.

•
Level 3: Unobservable inputs for which there is little or no market data and require the Plan to develop its own assumptions, based on the best information available in the circumstances, about the assumptions market participants would use in determining the fair value of the assets or liabilities.

The shares of registered investment companies, the investments in the self-directed brokerage account (which invests primarily in common stocks, cash equivalents and registered investment companies) and the IAC/InterActiveCorp common stock fund are valued at quoted market prices at year-end. The fair value of the common collective trust fund is based on the NAV reported by the administrator of the common collective trust fund. The NAV is calculated daily and is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

outstanding. There are no restrictions on redemptions related to the common collective trust fund. There have been no changes in the valuation methodologies used at December 31, 2014 and 2013.
The preceding valuation methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes the valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following tables present the Plan’s assets that are measured at fair value on a recurring basis. There are no Plan assets that are measured on a recurring basis using Level 3 inputs.

	December 31, 2014
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies:
Blended Funds	$69,483,946	$—	$69,483,946
Large Cap Funds	45,547,395	—	45,547,395
International Funds	17,686,386	—	17,686,386
Mid Cap Funds	16,140,977	—	16,140,977
Income Funds	11,994,420	—	11,994,420
Small Cap Funds	10,281,591	—	10,281,591
Investment in common collective trust fund	—	9,701,902	9,701,902
Investment in IAC/InterActiveCorp common stock	4,618,727	—	4,618,727
Investment in self-directed brokerage account	3,751,019	—	3,751,019
Total	$179,504,461	$9,701,902	$189,206,363

	December 31, 2013
	Quoted Market Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total Fair Value Measurements
Investments in registered investment companies:
Blended Funds	$58,711,214	$—	$58,711,214
Large Cap Funds	39,178,392	—	39,178,392
International Funds	17,700,902	—	17,700,902
Mid Cap Funds	14,201,169	—	14,201,169
Income Funds	11,011,438	—	11,011,438
Small Cap Funds	10,308,007	—	10,308,007
Investment in common collective trust fund	—	9,346,544	9,346,544
Investment in IAC/InterActiveCorp common stock	4,709,788	—	4,709,788
Investment in self-directed brokerage account	3,507,331	—	3,507,331
Total	$159,328,241	$9,346,544	$168,674,785
Note 5 — Income Tax Status
The Plan received a determination letter from the IRS dated May 14, 2014, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the receipt of this determination letter. The Plan Administrator believes that the Plan conforms to ERISA requirements and continues to qualify as tax exempt under the Code. Accordingly, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States require Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.
Note 6 — Related-Party Transactions
Certain Plan investments consist of common stock of IAC, the Plan sponsor, and shares of a registered investment company of The Charles Schwab Corporation, the Plan's recordkeeper. Therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the recordkeeping and administrative services amounted to $22,176 for the year ended December 31, 2014.
Note 7 — Certain Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
Note 8 — Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of the statements of net assets available for benefits between the financial statements and Form 5500:

	December 31,
	2014	2013
Net assets available for benefits per the financial statements	$190,780,493	$170,194,220
Adjustment from fair value to contract value for interest in a common collective trust fund related to fully benefit-responsive investment contracts	319,018	101,693
Net assets available for benefits per Form 5500	$191,099,511	$170,295,913
The following is a reconciliation of the statement of changes in net assets available for benefits between the financial statements and Form 5500:

Year Ended December 31, 2014
Total additions per the financial statements	$39,442,722
Change in adjustment from fair value to contract value for interest in a common collective trust fund related to fully benefit-responsive investment contracts	217,325
Total income per Form 5500	$39,660,047

IAC/InterActiveCorp Retirement Savings Plan
Notes to Financial Statements (Continued)

Note 9 — Subsequent Events
On August 1, 2014, IAC acquired The Princeton Review ("TPR"). Subsequent to December 31, 2014, the Company, as permitted by the relevant Plan documents, made the decision to merge the TPR Education, LLC 401(k) Profit Sharing Plan and the Higher Edge Marketing Services, Inc. 401(k) Profit Sharing Plan (a subgroup of TPR), into the IAC/InterActiveCorp Retirement Savings Plan effective January 1, 2015 and February 1, 2015, respectively.
After review of Plan investments by the Company various investment options under the Plan were changed during 2015 to better align to the investment guidelines of the Plan.

IAC/InterActiveCorp Retirement Savings Plan
Supplemental Schedule
EIN: 59-2712887 Plan Number: 001
Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost **	(e) Current Value
*	Schwab S&P 500 Index Fund	Registered Investment Company		$22,540,443
	T. Rowe Price Retirement 2040 Fund	Registered Investment Company		15,799,740
	Fidelity Contra Fund	Registered Investment Company		15,250,887
	T. Rowe Price Retirement 2045 Fund	Registered Investment Company		12,456,827
	T. Rowe Price Retirement 2050 Fund	Registered Investment Company		10,569,233
	Reliance Trust Company Stable Value Fund	Common Collective Trust Fund		9,701,902
	T. Rowe Price Retirement 2035 Fund	Registered Investment Company		9,652,774
	BlackRock Equity Dividend Instl Fund	Registered Investment Company		7,756,065
	PIMCO Total Return Instl Fund	Registered Investment Company		7,568,901
	Invesco International Growth R5 Fund	Registered Investment Company		7,060,864
	T. Rowe Price Retirement 2030 Fund	Registered Investment Company		6,683,232
	Allianz NFJ International Value Institutional Fund	Registered Investment Company		5,785,757
	Fidelity Low-Priced Stock	Registered Investment Company		5,742,440
	Ivy Mid Cap Growth I Fund	Registered Investment Company		5,601,349
	Hartford Small Cap Growth R5 Fund	Registered Investment Company		5,463,075
	Allianz NFJ Small Cap Value Institutional Fund	Registered Investment Company		4,818,516
	JP Morgan Value Institutional Fund	Registered Investment Company		4,797,188
*	IAC/InterActiveCorp Common Stock Fund	Stock Fund		4,618,727
	Loomis Sayles Investment Grade Bond Y Fund	Registered Investment Company		4,425,519
	T. Rowe Price Retirement 2025 Fund	Registered Investment Company		4,001,237
	Personal Choice Retirement Account	Self-Directed Brokerage Account		3,751,019
	T. Rowe Price Retirement 2020 Fund	Registered Investment Company		3,361,517
	Columbia Acorn International Fund	Registered Investment Company		2,635,027
	T. Rowe Price Retirement 2055 Fund	Registered Investment Company		2,570,584
	Lazard Emerging Markets Open Equity Fund	Registered Investment Company		2,204,738
	Invesco Global Real Estate R5 Fund	Registered Investment Company		1,301,245
	T. Rowe Price Retirement Income Fund	Registered Investment Company		912,346
	T. Rowe Price Retirement 2015 Fund	Registered Investment Company		835,050
	T. Rowe Price Retirement 2005 Fund	Registered Investment Company		754,717
	T. Rowe Price Retirement 2010 Fund	Registered Investment Company		585,444
*	Notes receivable from participants	Interest rates ranging from 4.25% to 5.50%, with maturity dates through July 30, 2028		1,886,421
	Total investments, at fair value(1)			$191,092,784
____________________________________________

*	Party-in-interest to the Plan as defined by ERISA.

**	These investments are participant-directed and, therefore, cost information is not required.

(1)	Total investments per the Statement of Net Assets Available for Benefits exclude Notes receivable from participants.